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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Apex Global Brands Inc

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)

03755M102

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 97,316
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 109,572 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,572
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.92% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The shared voting power and shared dispositive power include an account in the name of Jeffrey Bronchick, this account is managed by Cove Street Capital and holds 833 shares of Common Stock. It is to be noted that the previous filing showing Jeffrey owning 25,000 was an inadvertent typo. This was prior to two Reverse Split events. With the initial reverse split on 9/27/2019 the shares became 8,333. 9/2/2020 the second reverse spilt occurred and total shares for Jeffrey Bronchick became 833.

(2) The percentage was calculated based on 581,475 shares of Common Stock, as follows: (i) 569,130 shares of Common Stock outstanding as of December 07, 2020 as indicated by the issuer, plus (ii) 12,345 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital.

(3) The The percentage was calculated based on 579,275 shares of Common Stock, as follows: (i) 566,930 shares of Common Stock outstanding as of January 30, 2021 as reported in the Merger Agreement (as defined below), plus (ii) 12,345 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Securities and Exchange Commission (the "Commission"). All share amounts in this Amendment No. 5 have been adjusted to give effect to the 1-for-10 reverse stock split of the Issuer's common stock on September 2, 2020.

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 97,316
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 109,572 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,572
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.92% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared voting power and shared dispositive power include an account in the name of Jeffrey Bronchick, this account is managed by Cove Street Capital and holds 833 shares of Common Stock. It is to be noted that the previous filing showing Jeffrey owning 25,000 was an inadvertent typo. This was prior to two Reverse Split events. With the initial reverse split on 9/27/2019 the shares became 8,333. 9/2/2020 the second reverse spilt occurred and total shares for Jeffrey Bronchick became 833.

(2) The The shared dispositive power includes 12,256 shares of Common Stock of a separately managed account, as to which Cove Street Capital does not have any voting power over Capital.

(3) The percentage was calculated based on 579,275 shares of Common Stock, as follows: (i) 566,930 shares of Common Stock outstanding as of January 30, 2021 as reported in the Merger Agreement (as defined below), plus (ii) 12,345 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission. All share amounts in this Amendment No. 5 have been adjusted to give effect to the 1-for-10 reverse stock split of the Issuer's common stock on September 2, 2020.

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the common stock, par value $0.02 per share (the “Common Stock”), of Apex Global Brands Inc., a Delaware corporation (the “Issuer” or the “Company”), and amends the Schedule 13D filed on February 2, 2018, as amended by each of Amendment No. 1 filed on August 2, 2018, Amendment No. 2 filed on April 25, 2019, Amendment No. 3 filed on May 1, 2020, and Amendment No. 4 filed on June 2, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC, in its capacity as an investment adviser, expended an aggregate of approximately $12,415,690 of its separately managed account clients' capital to acquire 97,227 of the shares of Common Stock held collectively held by the separately managed account clients were acquired pursuant to transactions and arrangements described below.

No monies were borrowed for any such acquisitions.

Mr. Bronchick expended an aggregate of approximately $73,583 to acquire the 833 shares of Common Stock held by him.

Item 4.  Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

As per Form 8K filed with the Security and Exchange Commission on February 16, 2021 by Apex Global Brands, Inc. (the “Company”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Galaxy Universal LLC (“Parent”), Galaxy Apex Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”); Exhibit 99.2.

Concurrently with the execution of the Merger Agreement, Cove Street Capital entered into a Voting Agreement whereby Cove Street Capital agreed, among other things, that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), or in any other circumstances (including action by written consent of stockholders in lieu of a meeting) upon which a vote, adoption or other approval or consent with respect to the adoption of the Merger Agreement or the approval of the Merger and any of the transactions contemplated thereby is sought, Cove Street Capital shall, if a meeting is held, appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all its shares of Common Stock, in each case (i) in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby, and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement, (ii) against (X) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the Merger or any other transactions contemplated by the Voting Agreement or the Merger Agreement (including the prevention or delay of the satisfaction of any condition to closing), (Y) any Takeover Proposal (as defined in the Merger Agreement) and any action in furtherance of any such Takeover Proposal and (Z) any action, proposal, transaction or agreement that, to the knowledge of Cove Street Capital, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Cove Street Capital or the Company under the Voting Agreement or the Merger Agreement. Cove Street Capital also agreed to certain restrictions on transfer of its shares of Common Stock as further set forth in the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (i) the mutual written consent of Parent and Cove Street Capital, (ii) the effective time of the Merger, or (iii) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Amendment No. 5 is incorporated herein by reference.

Items 5(a)-(c) of the Schedule 13D are amended and restated to read as follows

(a) As of the date hereof, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment No. 5. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Amendment No. 5 of the outstanding shares of Common Stock of the Issuer. The percentage was calculated based on 579,275 shares of Common Stock, as follows: (i) 566,930 shares of Common Stock outstanding as of January 30, 2021 as reported in the Merger Agreement, plus (ii) 12,345 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission. All share amounts in this Amendment No. 5 have been adjusted to give effect to the 1-for-10 reverse stock split of the Issuer's common stock on September 2, 2020.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein.

(c) There have been no transactions in the securities of the Issuer effected in the last 60 days by the Reporting Persons, inclusive of any transactions effected through the filing of this Amendment No. 5.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1 Voting Agreement, dated February 16, 2021, by and between Galaxy Universal LLC and Cove Street Capital.

Exhibit 99.2: Form 8K filed by Apex Global Brands, Inc. (the “Company”).

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CUSIP No. 03755M102	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVE STREET CAPITAL

/s/ Merihan Tynan Merihan Tynan

Chief Compliance Officer Insert Title

February 24, 2021 Insert Date

Jeffrey Bronchick

/s/ Jeffrey Bronchick Jeffrey Bronchick

February 24, 2021 Insert Date